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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ALKERMES, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania (State of incorporation or organization)	23-2472830 (I.R.S. Employer Identification No.)
88 Sidney Street Cambridge, Massachusetts 02139 (Address of principal executive offices) (Zip Code)
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒
Securities Act registration statement file number to which this form relates:	(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

None	None

Securities to be registered pursuant to Section 12(g) of the Act:

        Series A Junior Participating Preferred Stock Purchase Rights

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered.

        On February 7, 2003, the Board of Directors of Alkermes, Inc. (the "Company") adopted a shareholder rights plan and declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share, of the Company (the "Common Stock"), payable to holders of record as of the close of business on February 20, 2003 (the "Record Date"). Additionally, shares of Common Stock issued after the Record Date and prior to the Distribution Date (as defined below) will be issued with a Right attached so that all shares of Common Stock outstanding prior to the Distribution Date will have Rights attached. The terms and conditions of the Rights are set forth in a Rights Agreement, dated as of February 7, 2003, as amended (the "Rights Agreement"), between the Company and EquiServe Trust Company, N.A., as rights agent (the "Rights Agent"). The following summary description of the Rights and the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the description of the Rights and their terms set forth in the Rights Agreement, which is filed as Exhibits 4.1 hereto and incorporated herein by reference. Copies of the Rights Agreement are available free of charge from the Rights Agent.

        The following is a summary description of the Rights as currently in effect:

        Prior to the Distribution Date, the Rights will be evidenced by the certificates for and will be transferred with the Common Stock, and the registered holders of the Common Stock will be deemed to be the registered holders of the Rights. No separate rights certificate will be distributed. The Rights will separate from the Common Stock on the Distribution Date, and thereafter each Right will be transferable separately from the Common Stock. The "Distribution Date" means the earlier of

            (i)  the close of business on the 10th day after the date (the "Stock Acquisition Date") of the first public announcement that a person (other than the Company or any of its subsidiaries or any employee benefit plan of the Company or any such subsidiary or certain exempted shareholders at the time of the dividend declaration (including those beneficially owning more than 15%, but less than 20%, of the outstanding Common Stock)) (an "Acquiring Person") who or which, together with all affiliates and associates of the Acquiring Person, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock, or

          (ii)  the close of business on the 10th business day after the date that a tender or exchange offer is commenced by any person or group that would, if consummated, result in such person or group becoming an Acquiring Person.

        As soon as practicable after the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights (each, a "Rights Certificate") to each holder of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

        The Rights will not be exercisable prior to the Distribution Date, and for so long as the Board of Directors has a right to redeem the Rights. After the Distribution Date (and once the Rights are no longer redeemable), each Right will entitle the holder thereof, upon exercise, to purchase, for an initial purchase price of $80.00, subject to adjustment (the "Purchase Price"), one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"). 110,000 shares of Series A Preferred Stock have been reserved for issuance upon exercise of the Rights.

        If any person becomes an Acquiring Person, each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder to purchase, for the Purchase Price, a number of shares of Common Stock having a market value of twice the Purchase Price. Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person and certain affiliated persons will be null and void.

        If, after any person has become an Acquiring Person, (a) the Company is involved in a merger, consolidation, combination, division or share exchange in which the Company is not the surviving corporation or its Common Stock is exchanged for other securities or assets or (b) the Company and/or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, then each Right will entitle the holder to purchase, for the Purchase Price, a number of shares of common stock of the other party to such merger consolidation, combination, division, share exchange, sale or transfer (or in certain circumstances, an affiliate) having a market value of twice the Purchase Price.

        At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock), the Company may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person and certain affiliated persons) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right.

        The Board of Directors may redeem all of the Rights at a price of $0.001 per Right at any time prior to the earlier of (a) the 10th day following the Stock Acquisition Date (subject to extension by the Company's Board of Directors) and (b) the final expiration date of the Rights. The Rights will expire on February 19, 2013, unless earlier exchanged or redeemed.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including the right to vote or to receive dividends. While the distribution of the Rights was not taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) as set forth above or in the event the Rights are redeemed.

        The Rights Agreement includes anti-dilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

        The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to an Acquiring Person who or which attempts to acquire the Company without a condition to its offer that a substantial number of the Rights be acquired or that the Rights be redeemed by the Company's Board of Directors or declared invalid. The Rights should not interfere with any merger or other business combination determined to be fair and otherwise in the best interest of the Company and its shareholders and approved by the Board of Directors, since the Rights may be redeemed by the Company as described above.

        Other than certain provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption will be made once the Rights are no longer redeemable.

Item 2. Exhibits.

  4.1
  Rights Agreement, dated as of February 7, 2003, as amended, between Alkermes, Inc. and EquiServe Trust Company, N.A., as Rights Agent, including the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C (pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as defined in the Rights Agreement)).

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ALKERMES, INC.
Date: 4/24/2003	By	James M. Frates Vice President and Chief Financial Officer

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INFORMATION REQUIRED IN REGISTRATION STATEMENT
  Item 1. Description of Registrant's Securities to be Registered.
  Item 2. Exhibits.
SIGNATURE